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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  _____________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. __)/1/



                                ETHYL CORPORATION
                                -----------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                   297659-10-4
                                   -----------
                                 (CUSIP NUMBER)

      Check the following box to designate the rule pursuant to which this
                               Schedule is filed:

                                [_]Rule 13d-1(b)
                                [_]Rule 13d-1(c)
                                [X]Rule 13d-1(d)



___________________________
  /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

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 ---------------------------                             ---------------------
  CUSIP NO.  297659-10-4                    13G          Page 2 of 6 Pages

 ---------------------------                             ---------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      Floyd D. Gottwald, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    Yes  (a) [_]
2                                                          No   (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION*
 4
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,740,950
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,402,856
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,740,950
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,402,856
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,143,806
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]
      268,603 shares held by foundation; 4,272,607 shares owned by adult sons
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a)      Name of Issuer:

               ETHYL CORPORATION

Item 1(b)      Address of Issuer's Principal Executive Offices:

               330 South Fourth Street, Richmond, Virginia 23219

Item 2(a)      Name of Persons Filing:

               Floyd D. Gottwald, Jr.

               *Previously, Floyd G. Gottwald, Jr. reported his holdings of the common stock, $.01 par value (the "Common Stock") of Ethyl Corporation (the "Issuer") with his brother, Bruce C. Gottwald. Because there is no agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the voting or disposition of their shares of the Issuer's Common Stock and Floyd D. Gottwald does not serve in any capacity with the Issuer, they believe that separate filings are more appropriate.

Item 2(b)      Address of Principal Business Office or, if None, Residence:
               -----------------------------------------------------------

               330 South Fourth Street, Richmond, Virginia  23219

Item 2(c)      Citizenship:
               -----------

               U.S.

Item 2(d)      Title of Class of Securities:
               ----------------------------

               Common Stock


Item 2(e)      CUSIP Number:
               ------------

               297659-10-4

Item 3         If these statements are filed pursuant to Rules 13d-1(b) or
               -----------------------------------------------------------
               13d-2(b) or (c):
               ---------------

               Not applicable

Item 4         Ownership
               ---------

               (a) Amount Beneficially Owned*:    6,412,409 shares
                                               ---------------------------------

                               Page 3 of 6 Pages

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          (b) Percent of Class:                      7.68%
                                ------------------------------------------------

          (c) Number of shares as to which such person has:


              (i)   sole power to vote or to direct the vote -     5,009,553 (1)
                                                               -----------------


              (ii)  shared power to vote or to direct the vote -   1,402,856 (2)
                                                                 ---------------


              (iii) sole power to dispose of or to direct the
                    disposition of -                               5,009,553 (1)
                                     -------------------------------------------

              (iv)  shared power to dispose of or to direct the
                    disposition of -                               1,402,856 (2)
                                     -------------------------------------------

* This amount does not include an aggregate of 4,272,607 shares (5.12%) of Common Stock of the Issuer beneficially owned by the adult sons of Floyd D. Gottwald, Jr. Floyd D. Gottwald, Jr. and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer's Common Stock. The filing of this statement on Schedule 13G shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Floyd D. Gottwald, Jr. is the beneficial owner of 1,402,856 shares described in Items 4(c)(i) and (iii) or the shares described in Items 4(c)(ii) and (iv). See Item 6 below.

     (1) This amount includes 268,603 shares owned by a charitable foundation for which members of the Gottwald family serve as the sole directors. Floyd D. Gottwald, Jr. disclaims any beneficial interest in any shares held in the foundation.

     (2) This amount includes shares held by Floyd D. Gottwald, Jr.'s wife and in certain trust relationships as to which Floyd D. Gottwald, Jr. disclaims beneficial ownership.

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

                                Page 4 of 6 Pages

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            Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 1,402,856 of the shares described in Items 4(c)(ii) and (iv). However, none of such persons' individual interest relates to more than five percent of the class of securities for which this statement on Schedule 13G is filed.

Item 7      Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company:
            ------------------------------------------------------------

            Not Applicable

Item 8      Identification and Classification of Members of the Group:
            ---------------------------------------------------------

            Not Applicable

Item 9      Notice of Dissolution of Group:
            ------------------------------

            Not Applicable

Item 10     Certifications:
            --------------

            Not Applicable

                               Page 5 of 6 Pages

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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement on
Schedule 13G is true, complete and correct.

         Dated:  February 5, 2002

                                               /s/ Floyd D. Gottwald, Jr.
                                              -------------------------------
                                              Floyd D. Gottwald, Jr.

                               Page 6 of 6 Pages